Mail Stop 0308

      May 5, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Brett D. Heffes
Chief Financial Officer and Treasurer
Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, MN 55422

	RE:	Form 10-K for the Year Ended December 25, 2004
      File No. 0-22012

Dear Mr. Heffes:

		We have reviewed your response filed on April 26, 2005 to our comment letter dated April 12, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 25, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.


Item7:  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Liquidity and Capital Resources, page 18

2. We note your response to our prior comment number 8. Please tell us whether you intend to expand your analysis in future filings to discuss the potential variability in cash flows, including known trends and uncertainties that will have or are reasonably likely to have a material impact on your liquidity.

Item 8:  Financial Statements and Supplementary Data
General

3. We note your response to our prior comment number 10 and your representation that you satisfy the exception from the definition of investment company as provided in Section 3(b)(1) of the Investment
Company Act of 1940 ("Investment Company Act"). Please provide to us the basis for your determination, including a detailed analysis of each Tonopah factor as it applies to you. In your analysis relating to the activities of your directors and officers, please explain how much time such persons have devoted, and currently devote, to overseeing and/or managing your investments in securities. Please also explain to us what you mean by "aggressively pursuing a strategy" to reduce your percentage of investment securities below 40% of your total assets. In doing so, explain what actions you have taken or plan to take, the expected outcome of the actions and the expected time frame within which the percentage of investment securities is expected to drop below 40% of your total assets. Please also disclose in your Form 10-K risk disclosure that you have not registered as an investment company in reliance on the primary business standard under Section 3(b)(1) of the Investment Company Act and the effects that registration as an investment company, if required, might have on your business.

Notes to the Consolidated Financial Statements, page 29
Note 3:  Investments, page 32

4. We note your response to our prior comment number 18. Please tell us whether you intend to comply with the disclose requirements in paragraph 22 of EITF 03-1 in future filings.

Item 9A:  Controls and Procedures, page 42

5. We note your response to our prior comment number 20 and your representation that you will make the additional disclosures in future filings beginning with your fiscal year ended December 25, 2004. The additional disclosures should be made in your quarterly reports as well. Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report in your quarterly reports on
Form 10-Q.

Signatures

6. We note your response to our prior comment number 23 and your representation to file an amendment containing the signature of your principal accounting officer and indicating that Brett D. Heffes is your principal financial officer. Please file the amendment.

*	*	*	*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson at (202) 551-3344, or in his absence, to the undersigned at (202) 551-3841.

							Sincerely,



								Mike Moran
								Accounting Branch Chief
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May 5, 2005
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